Exhibit 99.1

China Online Education Group to Hold an Annual General Meeting on September 30, 2022

Singapore August 8, 2022 /PRNewswire/ -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a global online education platform with core expertise in English education, today announced that it will hold an annual general meeting of shareholders (the “AGM”) at Torino Meeting Room, 3rd Floor Deshi Building South, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China, at 10:00 am (Beijing Time) on September 30, 2022.

The purpose of the AGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “China Online Education Group” to “51Talk Online Education Group.” The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

The board of directors of the Company has fixed the close of business on August 22, 2022 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof. The notice of AGM and form of proxy for the AGM are available on the Company’s website at https://51talk.investorroom.com.

Holders of the Company’s Class A ordinary shares and Class B ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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About China Online Education Group

China Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

ir@51talk.com

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